Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	Via EDGAR

October 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:	Equillium, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 28, 2018

File No. 333-227387

Dear Mr. Field:

Enclosed on behalf of our client, Equillium, Inc., a Delaware corporation (the “Company”), is an amendment (“Amendment No. 2”) to the Company’s registration statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2018, as amended by Amendment No. 1 filed with the Commission on September 28, 2018 (the “Amended Registration Statement”). The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Amended Registration Statement.

Amendment No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 28, 2018 with respect to the Amended Registration Statement (the “Comment Letter”). The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comment and Company Response

Description of Capital Stock

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 144

1.

We note that your amended and restated certificate of incorporation identifies U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to disclose this provision, and to address any uncertainty about the enforceability of such provision.

Response: The Company has revised the disclosures on pages 56 and 144 of Amendment No. 2 to clarify that the Company’s amended and restated certificate of incorporation, to be effective upon completion of the Company’s initial public offering, includes a forum selection provision that identifies U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The Company has also clarified that the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission October 2, 2018 Page Two

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Anderson

Karen E. Anderson

cc:	Daniel M. Bradbury, Equillium, Inc.
Bruce Steel, Equillium, Inc.
Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com